FOR IMMEDIATE RELEASE

Press Contact

Christine Anderson

403 291-2492

Christine.Anderson@qsound.com

Investor Relations Contact:

Paula Murray

QSound Labs, Inc.

954-796-8798

paula.murray@qsound.com

QSOUND LABS’ microQ™ TECHNOLOGY FEATURED IN LENOVO’S NEW P930 SMART PHONE

 First  microQ Design  in the Symbian Operating System and Series 60 Platform

Calgary, Alberta – December 8, 2005 –  QSound Labs, Inc. (NASDAQ: QSND), a leading developer of audio, and voice software solutions, today announced a licensing agreement with Lenovo Group Limited, China’s leading mobile handset manufacturer, for key microQ components, including the microQ Synthesizer, QXpander™ and QFX.  Lenovo began shipping its P930 Smart Phone last month and is microQ’s first design win for the Symbian OS and Series 60 Platform. The P930 is Lenovo’s flagship smart phone and is the first Symbian phone designed for the Chinese market.

“Because of its compatibility with today’s leading operating systems like the Symbian OS and Series 60 Platform, QSound’s microQ technology gives us an advanced audio solution for greater product marketability and increased design flexibility,” said Paul Shen, Project Manager, Lenovo Mobile. “We believe that both are very important considerations when bringing products into the highly competitive mobile device market that exists today.”

“We are very pleased that Lenovo has provided microQ with its first implementation in the Symbian OS and the opportunity to increase microQ exposure to China’s vast market through  Lenovo’s P930 Smart Phone,” said David Gallagher, President and CEO of QSound Labs.

About Series 60

The Series 60 Platform, built on the Symbian OS, is currently the leading smart phone platform in the

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QSound Labs, Inc.

Head Office & Technical Research Facility: 400, 3115-12th Street NE - Calgary, AB - Canada T2E 7J2 - Phone: 403.291.2492 - Fax 403.250.1521

www.qsound.com

 world. It is licensed by some of the foremost mobile phone manufacturers in the world including LG Electronics, Lenovo, Nokia, Panasonic, Samsung, Sendo and Siemens. The flexibility of the Series 60 Platform allows for various hardware designs and software configurations. This is demonstrated through the multitude of Series 60 based phones already available on the market. Through its award-winning user interface, extensive support for new mobile services and the endless innovation potential for partner solutions, the Series 60 Platform provides an open and scalable business opportunity to mobile operators and 3rd party developers. More information on Series 60 is available at www.series60.com .

About microQ

The microQ feature set is unmatched by any single vendor.  It is a compact, hardware-independent and highly efficient software audio engine providing functions such as polyphonic ringtones, video game sounds, music playback, digital effects and recording for portable applications, including Internet appliances, hand-held and mobile devices. A low-cost and flexible option for consumer electronics and mobile device manufacturers, microQ is inherently modular, scalable and portable.  Its core components include a digital audio playback engine, a wavetable synthesis engine with a scalable sample set, and a multi-channel stereo mixer.  Additionally, microQ offers a wide range of processes to control frequency response, dynamics and spatial enhancements, as well as full 3D positional audio.

About Lenovo Mobile

Lenovo Mobile Co. Ltd, a telecommunications products and services provider, was established in 2002 and is headquartered in Xiamen, a port city in southeast China's Fujian Province. As a Lenovo Group branch company, Lenovo Mobile carries forward Lenovo's mission of "holding matter-of-fact attitude" and "being innovative and creative".

Lenovo Mobile devotes itself to providing the world's most advanced individual mobile telecommunication products and related value-added services to Chinese customers. In future, Lenovo Mobile will focus on enhancing the information process capacity of mobile handsets in a bid to make customers' lives more simple, efficient and dynamic. For more information, please visit www.lenovomobile.com .

About Lenovo Group Limited

Lenovo Group Limited is a leading IT enterprise in China. The Group engages primarily in the

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QSound Labs, Inc.

Head Office & Technical Research Facility: 400, 3115-12th Street NE - Calgary, AB - Canada T2E 7J2 - Phone: 403.291.2492 - Fax 403.250.1521

www.qsound.com

manufacturing and sale of desktop computers, notebook computers, mobile handsets, servers and peripherals in China. Lenovo brand PCs have been the best seller in China for seven years, commanding a 27 percent unit share of China’s PC market in 2003.

About QSound Labs, Inc.

Since its inception in 1988, QSound Labs, Inc. has established itself as one of the world's leading audio technology companies. The company has developed proprietary audio solutions that include virtual surround sound, positional audio and stereo enhancement for the mobile devices, consumer electronics, PC/multimedia, and Internet markets. QSound Labs’ cutting-edge audio technologies create rich 3D audio environments allowing consumers to enjoy stereo surround sound from two, four and up to 7.1 speaker systems. The company’s customer and partner roster includes Broadcom, Qualcomm, Vodafone, ZTE, Thompson, Toshiba, Philips, Sanyo and RealNetworks among others.  To hear 3D audio demos and learn more about QSound, visit our web site at http://www.qsound.com .

This release contains forward-looking statements within the meaning of the Private Securities Litigation Act of 1995 concerning, among other things, the opportunity for increased exposure of microQ to the China market. Such forward-looking statements involve risk and uncertainties, which could cause actual results, performance or achievements of QSound, or industry results to differ materially from those reflected in the forward-looking statements. Such risks and uncertainties include, but are not limited to, risks associated with continued licensing and use of microQ, acceptance of microQ by OEM’s, ODM’s and consumers, continued growth of the mobile devices market, dependence on intellectual property, rapid technological change, competition, general economic and business conditions, and other risks detailed from time to time in QSound's periodic reports filed with the SEC.   Forward-looking statements are based on the current expectations, projections and opinions of QSound's management, and QSound undertakes no obligation to publicly release the results of any revisions to such forward-looking statements which may be made, for example to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

QSound Labs, Inc.

Head Office & Technical Research Facility: 400, 3115-12th Street NE - Calgary, AB - Canada T2E 7J2 - Phone: 403.291.2492 - Fax 403.250.1521

www.qsound.com